Jimmy C. Tallent

President & CEO

Rex S. Schuette

EVP & CFO

rex_schuette@ucbi.com

(706) 781-2266

David P. Shearrow

EVP & CRO

United Community Banks, Inc.

Second Quarter 2012 Investor Presentation

July 26, 2012



Cautionary Statement

This news release contains forward-looking statements, as defined by federal securities laws, including statements about United's financial outlook and business environment. These statements are based on current expectations and are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. For a discussion of some of the risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s filings with the Securities and Exchange Commission including its 2011 Annual Report on Form 10-K under the sections entitled "Forward-Looking Statements". Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

Non-GAAP Measures

This presentation also contains financial measures determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). Such non-GAAP financial measures include the following: net interest margin – pre credit, core net interest margin, core net interest revenue, core fee revenue, core operating expense, core earnings, net operating (loss) income and net operating (loss) earnings per share, tangible common equity to tangible assets, tangible equity to tangible assets and tangible common equity to risk-weighted assets. The most comparable GAAP measures to these measures are: net interest margin, net interest revenue, fee revenue, operating expense, net (loss) income, diluted (loss) earnings per share and equity to assets.

Management uses these non-GAAP financial measures because we believe it is useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as for comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. For a reconciliation of the differences between our non-GAAP financial measures and the most comparable GAAP measures, please refer to the 'Non-GAAP Reconcilement Tables' at the end of the Appendix to this presentation.

United at a Glance

- Founded in 1950
- Third-largest bank holding company in Georgia
- Headquartered in Blairsville, Georgia with 104 locations throughout north Georgia, metro Atlanta, coastal Georgia, western North Carolina and east Tennessee
- 1,614 employees

27 Banks and 104 Offices


TENNESSEE
KNOXVILLE
CHATTANOOGA
NORTH CAROLINA
ASHEVILLE
SOUTH CAROLINA
GREENVILLE
GEORGIA
ATLANTA
SOUTH CAROLINA
HILTON HEAD ISLAND
SAVANNAH
COASTAL GEORGIA
FLORIDA
JACKSONVILLE

Deposit Market Share[1]				
Market	Banks	Offices	Deposit Share	Rank
North Georgia	11	22	33%	1
Atlanta MSA	10	38	4	7
Gainesville MSA	1	5	14	3
Coastal Georgia	2	8	6	7
Western North Carolina	1	20	13	3
East Tennessee	2	11	2	10

[1] ***FDIC deposit market share and rank as of 6/11 for markets where United takes deposits. Source: SNL and FDIC.***

Key Statistics as of 6/30/12	
(billions)	
Total assets	$6.74
Total deposits	$5.82
Loans	$4.12

Highlights Second Quarter

- ➢ Improving Quarterly Results
  - ➢ Net Income of $6.5 million, or 6 cents per share
  - ➢ Fourth quarterly profit in past five quarters
  - ➢ Core earnings (pre-tax, pre-credit) of $28.3 million

- ➢ Strong Core Transaction Deposit Growth
  - ➢ Year-to-date up 11% annualized
  - ➢ Building customer deposit base
  - ➢ Represents 55% of total customer deposits compared to 34% three years ago

- ➢ Non Performing Assets Declining



LOAN PORTFOLIO & CREDIT QUALITY

Loan Portfolio *(total $4.12 billion)*

Geographic Diversity
$ in millions



By Loan Type





Commercial Loans *(total $2.46 billion)*



Geographic Diversity
$ in millions

- East Tennessee $158 — 6%
- Gainesville MSA $178 — 7%
- Western North Carolina $197 — 8%
- Coastal Georgia $261 — 10%
- North Georgia $681 — 29%
- Atlanta MSA $981 — 40%

By Loan Type



- 7% Comm Const $.17B
- 18% C & I $.45B
- 29% Income Producing $.70B
- 46% Owner Occupied $1.14B



Avg Loan Size (,000)

- Owner Occupied: 425
- Income Producing: 606
- C & I: 88
- Comm Constr: 455

Commercial Real Estate *(by loan type)*

(in millions)	Owner Occupied	Income Producing	Total	Percent
	June 30, 2012			
Office Buildings	$ 299	$ 205	$ 504	28 %
Retail	118	138	256	15
Small Warehouses/Storage	116	74	190	10
Multi-Residential/Other Properties	62	90	152	8
Churches	141	-	141	8
Convenience Stores	74	24	98	5
Hotels/Motels	-	87	87	5
Franchise / Restaurants	38	34	72	4
Farmland	61	-	61	3
Manufacturing Facility	45	8	53	3
Auto Dealership/Service	45	8	53	3
Golf Course/Recreation	49	-	49	3
Leasehold Property	17	10	27	1
Daycare Facility	17	9	26	1
Carwash	17	1	18	1
Movie TheaterBowling/Recreation	16	-	16	1
Funeral Home	12	1	13	1
Marina	10	-	10	1
Mobile Home Parks	-	8	8	1
Other Small Business	3	-	3	1
Total	$ 1,140	$ 697	$ 1,837	

Portfolio Characteristics

- 58.7% owner-occupied

- Small business, doctors, dentists, attorneys, CPAs

- $12 million project limit

- Average Loan Size
  - $469 Composite CRE
  - $425 Owner Occupied
  - $606 Income Producing

Commercial Construction *(by loan type)*

(in millions)	June 30, 2012	
	Amount	Percent
Land Develop - Vacant (Improved)	$ 64	38 %
Raw Land - Vacant (Unimproved)	59	35
Commercial Land Development	25	15
Office Buildings	5	3
Churches	5	3
Warehouse	2	1
Carwash	1	1
Restaurants/Fast Food/Other Franchise	1	1
Retail Building	1	1
Hotels/Motels	1	0
Mobile Home Parks	1	0
Miscellaneous Construction	4	2
Total Commercial Construction	$ 169	100 %

Portfolio Characteristics

- Average loan size: $455k

Residential Mortgage *(total $1.13 billion)*



**Geographic Diversity
$ in millions**

- Gainesville MSA $57 — 5%
- Coastal Georgia $80 — 7%
- East Tennessee $94 — 7%
- Atlanta MSA $165 — 15%
- Western North Carolina $272 — 25%
- North Georgia $460 — 41%



By Loan Type

Home Equity
26%
$.29B

Avg loan size $43k

Mortgage
74%
$.84B

Avg loan size $72k

Origination Characteristics
- No broker loans
- Policy Max LTV: 80-85%
- 55% of HE Primary Lien

Residential Construction *(total $0.41 billion)*



Geographic Diversity
$ in millions

East Tennessee $12 — 3%
Gainesville MSA $19 — 5%
Coastal Georgia $22 — 5%
Atlanta MSA $76 — 20%
Western North Carolina $87 — 20%
North Georgia $193 — 47%



By Loan Type

Land
49% Lot $.20B
12% Raw $.05B
20% Developing $.08B
7% Sold $.03B
Construction
12% Spec $.05B

Average Loan Size *(in thousands)*	
Spec	$ 231k
Sold	119k
Develop	604k
Raw Land	111k

Residential Construction – Total Company

(in millions)	2Q12		1Q12		4Q11		3Q11		2Q11		2Q12 vs. 2Q11	
Land Loans												
Developing Land	$	78	$	86	$	88	$	97	$	105	$	(27)
Raw Land		45		57		61		60		62		(17)
Lot Loans		203		204		207		216		218		(15)
Total		**326**		**347**		**356**		**373**		**385**		**(59)**
Construction Loans												
Spec		49		57		59		64		74		(25)
Sold		34		32		33		37		43		(9)
Total		**83**		**89**		**92**		**101**		**117**		**(34)**
Total Res Construction	$	**409**	$	**436**	$	**448**	$	**474**	$	**502**	$	**(93)**
By Region												
Atlanta	$	76	$	86	$	86	$	92	$	97	$	(21)
Gainesville MSA		19		20		20		25		25		(6)
North Georgia		193		206		214		229		249		(56)
North Carolina		87		88		91		92		95		(8)
Coastal Georgia		22		23		24		24		24		(2)
Tennessee		12		13		13		12		12		-
Total Res Construction	$	**409**	$	**436**	$	**448**	$	**474**	$	**502**	$	**(93)**

New Loans Funded – Category and Market

(in millions)

CATEGORY	2Q12	1Q12	MARKET	2Q12	1Q12
Commercial RE:			Atlanta	$ 35.5	$ 54.2
Owner Occupied	$ 25.5	$ 55.0	Coastal Georgia	9.8	25.4
Income Producing	7.1	15.3	N. Georgia	21.9	25.1
Total Commercial RE	32.6	70.3	Tennessee	9.9	14.1
Commercial C & I	15.3	26.0	North Carolina	5.7	7.9
Commercial Constr.	4.6	2.9	Gainesville	3.7	4.7
Residential	25.1	24.7	Total Markets	$ 86.5	$ 131.4
Residential Constr.	7.9	6.4			
Consumer	1.0	1.1			
Total Categories	$ 86.5	$ 131.4			

New Loan Commitments – Category and Market

(in millions)

CATEGORY	2Q12	1Q12
Commercial RE:		
Owner Occupied	$ 28.0	$ 55.7
Income Producing	7.7	16.7
Total Commercial RE	35.7	72.4
Commercial C & I	23.7	39.0
Commercial Constr.	7.5	6.1
Residential	32.1	29.0
Residential Constr.	32.2	20.9
Consumer	1.2	1.2
Total Categories	$ 132.4	$ 168.6

MARKET	2Q12	1Q12
Atlanta	$ 54.7	$ 70.9
N. Georgia	35.0	36.3
Coastal Georgia	11.4	28.0
Tennessee	14.8	18.7
North Carolina	12.5	9.8
Gainesville	4.0	4.9
Total Markets	$ 132.4	$ 168.6

Credit Quality

(in millions)

	2Q12		1Q12		4Q11		3Q11		2Q11	
Operating Net Charge-offs[1]	$	18.9	$	15.9	$	20.6	$	17.5	$	16.5
as % of Average Loans[1]		1.85 %		1.55 %		1.99 %		1.68 %		1.58 %
Allowance for Loan Losses	$	112.7	$	113.6	$	114.5	$	146.1	$	127.6
as % of Total Loans		2.74 %		2.75 %		2.79 %		3.55 %		3.07 %
as % of NPLs		98		88		90		101		180
Past Due Loans (30 89 Days)		.65 %		.86 %		.75 %		.70 %		0.65 %
Non-Performing Loans	$	115.4	$	129.7	$	127.5	$	144.5	$	71.0
OREO		30.4		31.9		32.8		44.2		47.6
Total NPAs	$	145.8	$	161.6	$	160.3	$	188.7	$	118.6
Accruing TDRs *(see page 49)*	$	141.6	$	125.8	$	105.8	$	69.8	$	41.5
As % of Original Principal Balance										
Non-Performing Loans		68.8 %		70.6 %		71.3 %		77.8 %		64.5 %
OREO		39.3		36.1		35.9		33.4		32.6
Total NPAs										
as % of Total Assets		2.16		2.25		2.30		2.74		1.66
as % of Loans & OREO		3.51		3.88		3.87		4.54		2.82

(1) Excludes $25 million of charge-offs for largest loan relationship in 4Q11.

NPL Inflow Trends

Quarterly NPL Inflows Since 2009 ($mm)



Total NPLs ($mm)



Net Charge-offs by Loan Category

(in thousands)

| | 2Q12 | | % of Average Loans (Annualized) | | |
	Total	% of Avg Loans	1Q12	4Q12[1]	3Q11
Commercial (Sec. by RE):					
Owner Occupied	$ 1,305	.46 %	.87 %	1.16 %	.34 %
Income Producing	3,044	1.75	.70	.57	.71
Total Comm (Sec. by RE)	4,349	.95	.81	.90	.50
Commercial & Industrial	775	.70	.62	1.08	3.54
Commercial Construction	88	.21	.81	1.75	.39
Total Commercial	5,212	.86	.78	1.06	.71
Residential Mortgage	3,862	1.38	1.91	2.04	2.09
Residential Construction	9,563	9.14	4.84	6.77	5.19
Consumer/ Installment	259	.88	1.72	1.47	2.75
Total Net Charge-offs	**$ 18,896**	**1.85**	**1.55**	**1.99**	**1.68**

(1) Excludes charge-offs for largest loan relationship of Commerical Construction $2,863; Commercial & Industrial $17,046; CRE Income Producing $901; and, Residential Construction $4,190

Net Charge-offs by Market

(in millions)

	2Q12		% of Average Loans (Annualized)		
	Total	% of Avg Loans	1Q12	4Q11[1]	3Q11
North Georgia	$ 12,474	3.58 %	2.56 %	2.70 %	2.16 %
Atlanta MSA	2,307	.75	.89	1.37	.94
North Carolina	3,634	2.52	1.14	2.10	2.31
Coastal Georgia	211	.23	1.53	.41	.88
Gainesville MSA	(187)	(.29)	1.35	3.84	2.64
East Tennessee	457	.68	.34	.59	.78
Total	**$ 18,896**	**1.85**	**1.55**	**1.99**	**1.68**

(1) Excludes charge-offs for largest loan relationship of in North Georgia of $25,000

NPAs by Loan Category and Market

(in thousands)

LOAN CATEGORY	2Q12 NPLs	OREO	Total NPAs
Commercial (sec. by RE):			
Owner Occupied	$ 9,399	$ 7,914	$ 17,313
Income Producing	9,716	2,672	12,388
Commercial & Industrial	34,982	-	34,982
Commercial Construction	18,175	2,732	20,907
Total Commercial	**72,272**	**13,318**	**85,590**
Residential Mortgage	16,631	5,591	22,222
Residential Construction	25,530	11,512	37,042
Consumer/ Installment	907	-	907
Total	**$ 115,340**	**$ 30,421**	**$ 145,761**

MARKETS	2Q12 NPLs	OREO	Total NPAs
North Georgia	$ 77,332	$ 13,546	$ 90,878
Atlanta MSA	17,593	8,651	26,244
North Carolina	10,657	3,287	13,944
Coastal Georgia	5,822	785	6,607
Gainesville MSA	991	2,998	3,989
East Tennessee	2,945	1,154	4,099
Total	**$ 115,340**	**$ 30,421**	**$ 145,761**



FINANCIAL REVIEW

Core Earnings Summary

(in thousands)

		Variance - Incr / (Decr)		
	2Q12	**1Q12**	**4Q11**	**1Q11**
Net Interest Revenue	**$ 56,836**	**$ (2,028)**	**$ (2,214)**	**$ (2,110)**
Fee Revenue	12,764	(327)	1,322	1,668
Gross Revenue	**69,600**	**(2,355)**	**(892)**	**(442)**
Operating Expense (Excl OREO)	41,312	(1,358)	(2,531)	(4,368)
Pre-Tax, Pre-Credit (Core)	**$ 28,288**	**$ (997)**	**$ 1,639**	**$ 3,926**

Net Interest Margin	**3.43 %**	**(.10) %**	**(.08) %**	**.02**

Net Interest Margin



(1) Excluding impact of nonaccrual loans, OREO and interest reversals

NIM Characteristics

- Margin
  -10 bps vs. 1Q12
  +2 bps vs. 2Q11

- Lowered Core and CD Deposit Pricing

- Loan Pricing Pressure

- 2Q Excess Liquidity – Lowered Margin by 44 bps and 53 bps in Q1

Margin – Credit Costs



Credit Costs Impacting Margin

- Historically 8 to 12 bps

- Significant improvement after de-risking balance sheet 1Q11

- Cost 2Q12 vs. Historical – 7 bps (annual earnings impact of $4.7 million)

- 1 bps = $667 thousand in NIR

Key Drivers of Net Interest Revenue / Margin



6.0
5.0
4.0
3.0
2.0
1.0
.0
5.73
5.62
5.49
5.39
5.25
.99
.86
.70
.60
.53
4.74
4.76
4.79
4.79
4.72
Loan Spreads
2Q11
3Q11
4Q11
1Q12
2Q12
Loan Yields
Average Rate on Interest Bearing Deposits

Offsetting Impacts on Margin

- **Loan pricing under pressure**
- **Deposit rates continue to decline**

Deposit Pricing, *Excluding Brokered Deposits*



CDS —— **MMDA** —— **NOW** ——

Note – CD pricing reflects the quarter-ending new and renewed yield. MMDA / NOW pricing reflects the deposit yield for each quarter

Deposit Mix

(in millions)

	2Q12	1Q12	2Q11	4Q08
Demand / NOW	$ 1,735	$ 1,722	$ 1,620	$ 1,457
MMDA / Savings	1,330	1,331	1,174	630
Core Transaction	**3,065**	**3,053**	**2,794**	**2,087**

10% Growth - $271 Million

+978

47% Growth

	2Q12	1Q12	2Q11	4Q08
Time < $100,000	1,159	1,201	1,503	1,945
Public Deposits	623	782	605	755
Total Core	4,847	5,036	4,902	4,787
Time >$100,000	728	759	936	1,336
Public Deposits	36	38	44	87
Total Customer	**5,611**	**5,833**	**5,882**	**6,210**
Brokered Deposits	211	168	301	793
Total Deposits	**$ 5,822**	**$ 6,001**	**$ 6,183**	**$ 7,003**



2Q12 $5.6B

Public Funds 12%
Demand & NOW 31%
Time >$100k 13%
Time <$100k 20%
MMDA & Sav. 24%

55%

Customer

4Q08 $6.2B

Public Funds 14%
Demand & NOW 23%
Time >$100k 22%
Time <$100k 31%
MMDA & Sav. 10%

34%

Core Deposit Growth – Category and Market

(in millions, excluding public)

| | | Growth | |
CATEGORY	2Q12	YTD 2Q12	Last 12 Mo
Demand	$ 35.9	$ 143.7	$ 222.6
MM Accounts	(6.2)	81.9	134.9
Savings	5.4	20.7	21.7
NOW	(22.6)	(82.8)	(107.6)
Total Categories	$ 12.5	$ 163.5	$ 271.6
Percent Growth (Annualized)	2 %	11 %	10 %
MARKET			
Atlanta	$ 2.9	$ 65.1	$ 130.2
North Carolina	12.8	43.3	55.3
Coastal Georgia	0.1	25.5	25.7
N. Georgia	(3.5)	17.8	38.2
Tennessee	(1.8)	7.5	12.7
Gainesville	2.0	4.3	9.5
Total Markets	$ 12.5	$ 163.5	$ 271.6

Fee Revenue - Core

(in millions)

	2Q12	Variance - Incr / (Decr)		
		1Q12	4Q11	2Q11
NSF & Overdraft Fees	$ 3,232	$ (13)	$ (305)	$ (426)
Debit Card Fees	3,242	140	273	(37)
Other Service Charges	1,342	(94)	600	671
Total Service Charges and Fees	7,816	33	568	208
Mortgage Loan & Related Fees	2,322	223	497	1,370
Brokerage Fees	809	(4)	27	118
Other	1,817	(579)	230	(28)
Total	$ 12,764	$ (327)	$ 1,322	$ 1,668

Excludes net securities gains and charges on prepayment of FHLB advances, hedge ineffectiveness gains, gains from the sale of low income housing tax credits, interest on Federal income tax refund and mark to market adjustments on United's deferred compensation plan assets.

Operating Expenses - Core

(in thousands)

| | 2Q12 | Variance - Incr / (Decr) | | |
		1Q12	4Q11	2Q11
Salaries & Employee Benefits	$ 23,150	$ (1,615)	$ (2,388)	$ (2,129)
Communications & Equipment	3,211	56	82	(167)
Occupancy	3,539	(232)	(433)	(266)
FDIC Assessment	2,545	35	144	(1,099)
Advertising & Public Relations	1,088	242	(101)	(229)
Postage, Printing & Supplies	916	(63)	(44)	(169)
Professional Fees	1,952	(23)	(54)	(398)
Other Expense	4,911	242	263	89
	$ 41,312	$ (1,358)	$ (2,531)	$ (4,368)

Excludes foreclosed property costs, adjustment to reclassify pension plan actuarial gains and losses and unamortized prior service costs to other comprehensive income, severance costs and mark to market adjustments on United's deferred compensation plan liability.

Net Operating Income

(in thousands)

	2Q12	1Q12	4Q11	2Q11
Pre-Tax, Pre-Credit (Core)	**$ 28,288**	**$ 29,285**	**$ 26,649**	**$ 24,362**
Provision for Loan Loss	(18,000)	(15,000)	(14,000)	(11,000)
Foreclosed Property Costs:				
Write-downs	(1,008)	(2,111)	(3,892)	(3,118)
Losses on Sales	269	(93)	(3,041)	3,218
Maintenance, Taxes, Etc.	(1,112)	(1,621)	(2,369)	(1,991)
Total Foreclosed Property Costs	(1,851)	(3,825)	(9,302)	(1,891)
Hedge Ineffectiveness Gains (Losses)	(180)	115	313	2,810
Securities Gains, Net	6,490	557	4	783
Losses from Prepayment of Borrowings	(6,199)	(482)	-	(791)
Gains from Sale of Low Income Housing Tax Credits	-	728	728	-
Interest on Federal Income Tax Refund	-	1,100	-	-
Reclassification of Pension Acturial Gains and				
Losses and Prior Service Costs to OCI	-	-	2,245	-
Severance	(1,155)	(190)	-	(1,150)
Income Tax Expense	(894)	(760)	3,264	(1,095)
Net Income	**$ 6,499**	**$ 11,528**	**$ 9,901**	**$ 12,028**
Net Income Per Share	**$ .06**	**$ .15**	**$ .12**	**$ .16**

Net Income

(in thousands)

		2Q12		1Q12		4Q11		2Q11
Net Income	$	**6,499**	$	**11,528**	$	**9,901**	$	**12,028**
Preferred Stock Dividends		(3,032)		(3,030)		(3,025)		(3,016)
Net Income Avail to Common Shareholders	$	**3,467**	$	**8,498**	$	**6,876**	$	**9,012**
Net Income Per Share	$	**.06**	$	**.15**	$	**.12**	$	**.16**
Tangible Book Value	$	**6.48**	$	**6.54**	$	**6.47**	$	**6.94**
Shares Outstanding (millions)		**57.8**		**57.8**		**57.6**		**57.5**

Capital Ratios

	Well-Capitalized	Minimum Guideline	JUN '12	MAR '12	JUN '11
Bank					
Tier 1 RBC	6 %	10 %	14.3 %	13.7 %	13.3 %
Total RBC	10	11	15.6	15.0	15.1
Leverage	5	8	9.2	9.0	8.3
Holding Company					
Tier 1 RBC	6	10	14.2	13.7	13.6
Total RBC	10	11	15.9	15.4	16.2
Leverage	5	8	9.1	8.9	8.5
Tier I Common RBC	4.5	7	8.7	8.3	8.3
Tangible Equity to Assets			8.2	8.1	7.9



APPENDIX

Experienced Proven Leadership

		Joined UCBI	Years in Banking
Jimmy Tallent	President & CEO	1984	38
Rex Schuette	Chief Financial Officer	2001	35
David Shearrow	Chief Risk Officer	2007	31
Craig Metz	Marketing & Retail Banking	2002	20
Regional Presidents:			
Bill Gilbert	North & Coastal Georgia	2000	36
Tim Schools	North Carolina & Tennessee	2011	12
Glenn White	Atlanta	2007	38

Business and Operating Model

- Twenty-seven "community banks"
  - *Local CEOs with deep roots in their communities*
  - *Resources of $6.7 billion bank*

- Service is point of differentiation
  - *#1 in Customer Satisfaction according to Customer Service Profiles*
  - *J.D. Power Customer Service Champion*
    - ✓ Recognized 40 companies in the U.S.
    - ✓ Only bank to be recognized
  - *Golden rule of banking*
    - ✓ "The Bank That **SERVICE** Built"
  - *Ongoing customer surveys*
    - ✓ 95% satisfaction rate
- Strategic footprint with substantial banking opportunities
  - *Operates in a number of the more demographically attractive markets in the U.S.*

- Disciplined growth strategy
  - *Organic supported by de novos and selective acquisitions*

"Community bank service, large bank resources"

Robust Demographics *(fast growing markets)*

Markets[1]	Population (in thousands)	Population Growth (%)	
		Actual 2000 - 2011	Projected 2011 - 2016
North Georgia	386	21 %	4 %
Atlanta MSA	5,321	25	5
Gainesville MSA	181	30	4
Coastal Georgia	385	15	5
Western North Carolina	441	15	5
East Tennessee	862	14	5
Total Markets			
Georgia	9,775	19	5
North Carolina	9,659	20	7
Tennessee	6,402	13	4
United States	310,704	10	3

[1] *Population data is for 2011 and includes those markets where United takes deposits.*
  Source: SNL

Market Share Opportunities

Excellent growth prospects

Markets	Market Deposits (in billions) [1]		United Deposits [2]		Banks	Offices	Deposit Share [1]	Rank [1]
North Georgia	$	6.8	$	2.0	11	22	33 %	1
Atlanta MSA		48.2		2.0	10	38	4	7
Gainesville MSA		2.5		.3	1	5	14	3
Coastal Georgia		7.0		.3	2	8	6	7
Western North Carolina		7.3		.9	1	20	13	3
East Tennessee		15.9		.3	2	11	2	10
Total Markets	$	**87.7**	$	**5.8**	**27**	**104**		

[1] *FDIC deposit market share and rank as of 6/11 for markets where United takes deposits. Source: SNL and FDIC.*

[2] *Based on current quarter.*

Leading Demographics

Rank	Ticker	Company[1]	State	Total Assets ($B)	2011 - 2016 Population Growth[2]
1	CFR	Cullen/Frost Bankers, Inc.	TX	20.4	8.38
2	IBOC	International Bancshares Corporation	TX	11.8	6.99
3	HBHC	Hancock Holding Company	MS	19.3	6.38
4	PB	Prosperity Bancshares, Inc.	TX	10.9	6.23
5	FCNCA	First Citizens BancShares, Inc.	NC	21.1	6.10
6	GBCI	Glacier Bancorp, Inc.	MT	7.2	5.63
7	FIBK	First Interstate BancSystem, Inc.	MT	7.4	5.43
8	TCBI	Texas Capital Bancshares, Inc.	TX	8.6	5.37
9	FCBN	First Citizens Bancorporation, Inc.	SC	8.3	4.87
10	**UCBI**	**United Community Banks, Inc.**	**GA**	**6.7**	**4.85**
11	BOKF	BOK Financial Corporation	OK	25.9	4.77
12	WAL	Western Alliance Bancorporation	AZ	6.9	4.56
13	IBKC	IBERIABANK Corporation	LA	11.8	4.42
14	STSA	Sterling Financial Corporation	WA	9.5	4.20
15	UMPQ	Umpqua Holdings Corporation	OR	11.5	3.98

NOTE: Financial information as of March 31, 2012

(1) Includes publicly traded companies with assets between $5.0 - $50.0 billion as of March 31, 2012

(2) Population growth weighted by county (cumulative)

Data Source: SNL Financial

Proactively Addressing Credit Environment

- **Structure**
    - *Centralized underwriting and approval process*
    - *Segregated work-out teams*
    - *Highly skilled ORE disposition group*
    - *Seasoned regional credit professionals*

- **Process**
    - *Continuous external loan review*
    - *Intensive executive management involvement:*
        - Weekly past due meetings
        - Weekly NPA/ORE meetings
        - Quarterly criticized watch loan review meetings
        - Quarterly pass commercial and CRE portfolio review meetings
    - *Internal loan review of new credit relationships*

- **Policy**
    - *Ongoing enhancements to credit policy*
    - *Periodic updates to portfolio limits*

Lending – Credit Summary

(in millions)

- Legal lending limit $158

- House lending limit 20

    Project lending limit 12

- Top 25 relationships 404

Regional credit review – Standard underwriting

Performing Classified Loans

(in millions)

LOANS BY CATEGORY	2Q12	1Q12	4Q11	3Q11	2Q11
Commercial (Sec. by RE):					
Owner Occupied	$ 54	$ 78	$ 79	$ 69	$ 72
Income Producing	94	56	64	65	46
Total Comm (Sec. by RE)	148	134	143	134	118
Commercial & Industrial	16	17	16	25	17
Commercial Construction	38	23	18	26	31
Total Commercial	**202**	**174**	**177**	**185**	**166**
Residential Mortgage	73	76	76	77	70
Residential Construction	46	64	72	76	74
Consumer / Installment	3	3	3	3	3
Total Classified Loans	**$ 324**	**$ 317**	**$ 328**	**$ 341**	**$ 313**

Business Mix Loans *(at quarter-end)*

(in millions)

LOANS BY CATEGORY	2Q12	1Q12	4Q11	3Q11	2Q11	2Q12 vs. 2Q11
Commercial (Sec. by RE):						
Owner Occupied	$ 1,140	$ 1,137	$ 1,111	$ 1,037	$ 1,014	$ 126
Income Producing	697	706	711	734	728	(31)
Total Comm (Sec. by RE)	1,837	1,843	1,822	1,771	1,742	95
Commercial & Industrial	450	440	428	429	428	22
Commercial Construction	169	167	164	169	195	(26)
Total Commercial	**2,456**	**2,450**	**2,414**	**2,369**	**2,365**	**91**
Residential Mortgage	1,128	1,131	1,135	1,150	1,177	(49)
Residential Construction	409	436	448	474	502	(93)
Consumer / Installment	126	111	113	117	119	7
Total Loans	**$ 4,119**	**$ 4,128**	**$ 4,110**	**$ 4,110**	**$ 4,163**	**$ (44)**

Loans – Markets Served *(at quarter-end)*

(in millions)

LOANS BY MARKET	2Q12	1Q12	4Q11	3Q11	2Q11	2Q12 vs. 2Q11
North Georgia	$ 1,387	$ 1,408	$ 1,426	$ 1,478	$ 1,500	$ (113)
Atlanta MSA	1,252	1,239	1,220	1,192	1,188	64
North Carolina	576	588	597	607	626	(50)
Coastal Georgia	369	366	346	316	325	44
Gainesville MSA	259	262	265	272	275	(16)
East Tennessee	276	265	256	245	249	27
Total Loans	**$ 4,119**	**$ 4,128**	**$ 4,110**	**$ 4,110**	**$ 4,163**	**$ (44)**

Residential Construction – North Georgia

(in millions)

	2Q12	1Q12	4Q11	3Q11	2Q11	2Q12 vs. 2Q11
Land Loans						
Developing Land	$ 39	$ 44	$ 44	$ 51	$ 58	$ (19)
Raw Land	18	26	26	25	25	(7)
Lot Loans	113	113	118	124	129	(16)
Total	**170**	**183**	**188**	**200**	**212**	**(42)**
Construction Loans						
Spec	9	12	12	15	18	(9)
Sold	14	11	14	14	19	(5)
Total	**23**	**23**	**26**	**29**	**37**	**(14)**
Total Res Construction	**$ 193**	**$ 206**	**$ 214**	**$ 229**	**$ 249**	**$ (56)**

Residential Construction – Atlanta MSA

(in millions)

	2Q12		1Q12		4Q11		3Q11		2Q11		2Q12 vs. 2Q11	
Land Loans													
Developing Land	$	14	$	17	$	17	$	19	$	20	$	(6)	
Raw Land		9		13		14		15		16		(7)	
Lot Loans		22		22		22		22		22		-	
Total		**45**		**52**		**53**		**56**		**58**		**(13)**	
Construction Loans													
Spec		24		27		27		28		30		(6)	
Sold		7		7		6		8		9		(2)	
Total		**31**		**34**		**33**		**36**		**39**		**(8)**	
Total Res Construction	$	**76**	$	**86**	$	**86**	$	**92**	$	**97**	$	**(21)**	

Business Mix Loans *(at year-end)*

(in millions)

	2011	2010	2009	2008	2007
LOANS BY CATEGORY					
Commercial (Sec. by RE)	$ 1,822	$ 1,761	$ 1,779	$ 1,627	$ 1,476
Commercial & Industrial	428	441	390	410	418
Commercial Construction	164	297	363	500	527
Total Commercial	**2,414**	**2,499**	**2,532**	**2,537**	**2,421**
Residential Mortgage	1,135	1,279	1,427	1,526	1,502
Residential Construction	448	695	1,050	1,479	1,829
Consumer / Installment	113	131	142	163	177
Total Loans	**$ 4,110**	**$ 4,604**	**$ 5,151**	**$ 5,705**	**$ 5,929**

Loans – Markets Served *(at year-end)*

(in millions)

LOANS BY MARKET	2011	2010	2009	2008	2007
North Georgia	$ 1,426	$ 1,689	$ 1,884	$ 2,040	$ 2,060
Atlanta MSA	1,220	1,310	1,435	1,706	2,002
North Carolina	597	702	772	810	806
Coastal Georgia	346	335	405	464	416
Gainesville MSA	265	312	390	420	399
East Tennessee	256	256	265	265	246
Total Loans	**$ 4,110**	**$ 4,604**	**$ 5,151**	**$ 5,705**	**$ 5,929**

TDRs by Loan Type

(in millions)

LOAN TYPE	Accruing[1]	Non-Accruing	Total TDRs
As of June 30, 2012			
Commercial (Sec by RE)	$ 75,901	$ 6,424	$ 82,325
Commercial & Industrial	3,713	259	3,972
Commercial Construction	30,727	10,950	41,677
Total Commercial	110,341	17,633	127,974
Residential Mortgage	14,485	2,465	16,950
Residential Construction	16,450	5,728	22,178
Consumer Installment	366	145	511
Total	$ 141,642	$ 25,971	$ 167,613

(1) 78 percent of accruing TDR loans have an interest rate of 4 percent of greater.

LOAN TYPE	Accruing	Non-Accruing	Total TDRs
As of March 31, 2012			
Commercial (Sec by RE)	$ 70,293	$ 9,551	$ 79,844
Commercial & Industrial	3,288	199	3,487
Commercial Construction	17,891	16,175	34,066
Total Commercial	91,472	25,925	117,397
Residential Mortgage	12,479	2,353	14,832
Residential Construction	21,652	4,296	25,948
Consumer Installment	193	137	330
Total	$ 125,796	$ 32,711	$ 158,507

NPAs by Loan Category, Market, and Activity

Credit Quality [(1)]

(in thousands)	Second Quarter 2012 Non-performing Loans	Second Quarter 2012 Foreclosed Properties	Second Quarter 2012 Total NPAs	First Quarter 2012 Non-performing Loans	First Quarter 2012 Foreclosed Properties	First Quarter 2012 Total NPAs	Fourth Quarter 2011 Non-performing Loans	Fourth Quarter 2011 Foreclosed Properties	Fourth Quarter 2011 Total NPAs
NPAs BY CATEGORY									
Commercial (sec.by RE)	$ 19,115	$ 10,586	$ 29,701	$ 26,081	$ 10,808	$ 36,889	$ 27,322	$ 9,745	$ 37,067
Commercial & industrial	34,982	-	34,982	36,314	-	36,314	34,613	-	34,613
Commercial construction	18,175	2,732	20,907	23,319	3,266	26,585	16,655	3,336	19,991
Total commercial	72,272	13,318	85,590	85,714	14,074	99,788	78,590	13,081	91,671
Residential mortgage	16,631	5,591	22,222	18,741	5,882	24,623	22,358	6,927	29,285
Residential construction	25,530	11,512	37,042	24,341	11,931	36,272	25,523	12,851	38,374
Consumer installment	907	-	907	908	-	908	1,008	-	1,008
Total NPAs	$ 115,340	$ 30,421	$ 145,761	$ 129,704	$ 31,887	$ 161,591	$ 127,479	$ 32,859	$ 160,338
Balance as a % of Unpaid Principal	68.8%	39.3%	59.4%	70.6%	36.1%	59.4%	71.3%	35.9%	59.3%
NPAs BY MARKET									
North Georgia	$ 77,332	$ 13,546	$ 90,878	$ 81,117	$ 14,559	$ 95,676	$ 88,600	$ 15,136	$ 103,736
Atlanta MSA	17,593	8,651	26,244	22,321	7,647	29,968	14,480	6,169	20,649
North Carolina	10,657	3,287	13,944	15,765	4,650	20,415	15,100	5,365	20,465
Coastal Georgia	5,822	785	6,607	5,622	1,268	6,890	5,248	1,620	6,868
Gainesville MSA	991	2,998	3,989	2,210	3,387	5,597	2,069	3,760	5,829
East Tennessee	2,945	1,154	4,099	2,669	376	3,045	1,982	809	2,791
Total NPAs	$ 115,340	$ 30,421	$ 145,761	$ 129,704	$ 31,887	$ 161,591	$ 127,479	$ 32,859	$ 160,338
NPA ACTIVITY									
Beginning Balance	$ 129,704	$ 31,887	$ 161,591	$ 127,479	$ 32,859	$ 160,338	$ 144,484	$ 44,263	$ 188,747
Loans placed on non-accrual	29,364	-	29,364	32,437	-	32,437	45,675	-	45,675
Payments received	(15,027)	-	(15,027)	(5,945)	-	(5,945)	(1,884)	-	(1,884)
Loan charge-offs	(19,382)	-	(19,382)	(14,733)	-	(14,733)	(44,757)	-	(44,757)
Foreclosures	(9,319)	9,319	-	(9,534)	9,534	-	(16,039)	16,039	-
Capitalized costs	-	415	415	-	329	329	-	141	141
Note / property sales	-	(10,461)	(10,461)	-	(8,631)	(8,631)	-	(20,651)	(20,651)
Write downs	-	(1,008)	(1,008)	-	(2,111)	(2,111)	-	(3,893)	(3,893)
Net gains (losses) on sales	-	269	269	-	(93)	(93)	-	(3,040)	(3,040)
Ending Balance	$ 115,340	$ 30,421	$ 145,761	$ 129,704	$ 31,887	$ 161,591	$ 127,479	$ 32,859	$ 160,338

[(1)] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

Net Charge-offs by Category and Market

Credit Quality [1]

(in thousands)	Second Quarter 2012		First Quarter 2012		Fourth Quarter 2011	
	Net Charge-Offs	Net Charge-Offs to Average Loans [2]	Net Charge-Offs	Net Charge-Offs to Average Loans [2]	Net Charge-Offs	Net Charge-Offs to Average Loans [2]
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec.by RE)	$ 4,349	.95 %	$ 3,697	.81 %	$ 4,962	1.09 %
Commercial & industrial	775	.70	669	.62	18,940	17.47
Commercial construction	88	.21	334	.81	3,318	7.88
Total commercial	5,212	.86	4,700	.78	27,220	4.51
Residential mortgage	3,862	1.38	5,375	1.91	5,887	2.04
Residential construction	9,563	9.14	5,314	4.84	12,090	10.36
Consumer installment	259	.88	478	1.72	427	1.47
Total	$ 18,896	1.85	$ 15,867	1.55	$ 45,624	4.39
NET CHARGE-OFFS BY MARKET						
North Georgia	$ 12,474	3.58 %	$ 9,022	2.56 %	$ 34,970	9.46 %
Atlanta MSA	2,307	.75	2,729	.89	4,195	1.37
North Carolina	3,634	2.52	1,679	1.14	3,180	2.10
Coastal Georgia	211	.23	1,329	1.53	335	.41
Gainesville MSA	(187)	(.29)	883	1.35	2,572	3.84
East Tennessee	457	.68	225	.34	372	.59
Total	$ 18,896	1.85	$ 15,867	1.55	$ 45,624	4.39

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] Annualized.

Net Charge-offs by Category and Market
Asset Disposition Plan *as of March 31, 2011*

Credit Quality - Net Charge-Offs First Quarter 2011 [1]

| (in thousands) | Asset Disposition Plan | | | | | First Quarter 2011 Net Charge-Offs |
| | Bulk Loan Sale [2] | | Other Bulk Loan Sales [3] | Foreclosure Charge-Offs [4] | Other Net Charge-Offs | |
	Performing Loans	Nonperforming Loans				
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec. by RE)	$ 29,451	$ 11,091	$ 3,318	$ 1,905	$ 2,842	$ 48,607
Commercial construction	32,530	15,328	292	419	1,146	49,715
Commercial & industrial	365	2,303	859	-	513	4,040
Total commercial	62,346	28,722	4,469	2,324	4,501	102,362
Residential construction	43,018	23,459	3,325	11,693	10,643	92,138
Residential mortgage	13,917	14,263	1,676	1,538	4,989	36,383
Consumer / installment	86	168	30	24	383	691
Total	$ 119,367	$ 66,612	$ 9,500	$ 15,579	$ 20,516	$ 231,574
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 37,186	$ 8,545	$ 1,428	$ 6,034	$ 3,296	$ 56,489
Gainesville MSA	3,563	2,442	957	700	954	8,616
North Georgia	57,969	47,699	2,508	6,585	8,544	123,305
Western North Carolina	11,138	4,743	2,415	1,402	6,749	26,447
Coastal Georgia	6,835	2,180	2,013	634	341	12,003
East Tennessee	2,676	1,003	179	224	632	4,714
Total	$ 119,367	$ 66,612	$ 9,500	$ 15,579	$ 20,516	$ 231,574

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] Charge-offs totaling $186 million were recognized on the bulk loan sale in the first quarter of 2011. The loans were transferred to the loans held for sale category in anticipation of the second quarter bulk loan sale that was completed on April 18, 2011.

[3] Losses on smaller bulk sale transactions completed during the first quarter of 2011.

[4] Loan charge-offs recognized in the first quarter of 2011 related to loans transferred to foreclosed properties. Such charge-offs were elevated in the first quarter as a result of the asset disposition plan, which called for aggressive write downs to expedite sales in the second and third quarters of 2011.

Credit Quality – Bulk Loan Sale Summary *as of March 31, 2011*

Credit Quality - Bulk Loan Sale Summary [1]

(in thousands)	Performing Loans			Nonperforming Loans			Total Loans		
	Carrying Amount [2]	Charge-Offs [3]	Loans Held for Sale [4]	Carrying Amount [2]	Charge-Offs [3]	Loans Held for Sale [4]	Carrying Amount [2]	Charge-Offs [3]	Loans Held for Sale [4]
BY CATEGORY									
Commercial (sec. by RE)	$ 40,902	$ 29,451	$ 11,451	$ 17,202	$ 11,090	$ 6,112	$ 58,104	$ 40,541	$ 17,563
Commercial construction	45,490	32,530	12,960	22,440	15,328	7,112	67,930	47,858	20,072
Commercial & industrial	504	365	139	3,397	2,302	1,095	3,901	2,667	1,234
Total commercial	86,896	62,346	24,550	43,039	28,720	14,319	129,935	91,066	38,869
Residential construction	59,747	43,018	16,729	35,508	23,459	12,049	95,255	66,477	28,778
Residential mortgage	19,342	13,917	5,425	21,716	14,262	7,454	41,058	28,179	12,879
Consumer / installment	120	86	34	238	169	69	358	255	103
Total	$ 166,105	$ 119,367	$ 46,738	$ 100,501	$ 66,610	$ 33,891	$ 266,606	$ 185,977	$ 80,629
BY MARKET									
Atlanta MSA	$ 51,647	$ 37,186	$ 14,461	$ 13,755	$ 8,545	$ 5,210	$ 65,402	$ 45,731	$ 19,671
Gainesville MSA	4,949	3,563	1,386	3,695	2,442	1,253	8,644	6,005	2,639
North Georgia	80,831	57,969	22,862	70,900	47,698	23,202	151,731	105,667	46,064
Western North Carolina	15,468	11,138	4,330	7,228	4,743	2,485	22,696	15,881	6,815
Coastal Georgia	9,493	6,835	2,658	3,527	2,179	1,348	13,020	9,014	4,006
East Tennessee	3,717	2,676	1,041	1,396	1,003	393	5,113	3,679	1,434
Total	$ 166,105	$ 119,367	$ 46,738	$ 100,501	$ 66,610	$ 33,891	$ 266,606	$ 185,977	$ 80,629

[1] This schedule presents a summary of classified loans included in the bulk loan sale transaction that closed on April 18, 2011.

[2] This column represents the book value, or carrying amount, of the loans prior to charge offs to mark loans to expected proceeds from sale.

[3] This column represents the charge-offs required to adjust the loan balances to the expected proceeds from the sale based on indicative bids received from prospective buyers, including principal payments received or committed advances made after the cutoff date through March 31, 2011 that are part of the settlement.

[4] This column represents the expected proceeds from the bulk sale based on indicative bids received from prospective buyers and equals the balance shown on the consolidated balance sheet as loans held for sale.

Loans / Deposits - Liquidity

(in millions)

	2Q12	1Q12	2Q11	Variance vs 1Q12	vs 2Q11
Loans	$ 4,119	$ 4,128	$ 4,163	$ (9)	$ (44)
Core (DDA, MMDA, Savings)	$ 3,065	$ 3,053	$ 2,794	$ 12	$ 271
Public Funds	659	820	649	(161)	10
CD's	1,887	1,960	2,439	(73)	(552)
Total Deposits (excl Brokered)	$ 5,611	$ 5,833	$ 5,882	$ (222)	$ (271)
Loan to Deposit Ratio	**73%**	**71%**	**71%**		
Investment Securities:					
Available for Sale	$ 1,259	$ 1,359	$ 1,194	$ (100)	$ 65
Held to Maturity	283	304	371	(21)	(88)
Total Investment Securities	1,542	1,663	1,565	(121)	(23)
Floating Rate CMD, Bonds	442	540	623	(98)	(181)
Total Securities Portfolio	1,984	2,203	2,188	(219)	(204)
Percent of Assets *(Excludes Floating)*	**19%**	**23%**	**22%**		
Commercial Paper & Reverse Repo	$ 120	$ 235	$ 175	$ (115)	$ (55)
Floating Rate Securities	442	540	623	(98)	(181)
Excess Reserves	94	103	42	(9)	52
Total Excess Liquidity	**$ 656**	**$ 878**	**$ 840**	**$ (222)**	**$ (184)**

Wholesale Borrowings - Liquidity

(in millions)

	Unused Capacity	2Q12	1Q12	2Q11	Variance vs 1Q12	vs 2Q11
Wholesale Borrowings						
Brokered Deposits	$ 1,474 [1]	$ 211	$ 168	$ 301	$ 43	$ (90)
FHLB	629	125	215	41	(90)	84
Fed Funds	125	-	-	-	-	-
Other Wholesale	478	54	102	104	(48)	(50)
Total	$ 2,706	$ 390	$ 485	$ 446	$ (95)	$ (56)
Long-Term Debt						
Sub-Debt		$ 65	$ 65	$ 95	$ -	$ (30)
Trust Preferred Securities		55	55	55	-	-
Total Long-Term Debt		$ 120	$ 120	$ 150	$ -	$ (30)

(1) Estimated Brokered Deposit Total Capacity at 25% of Assets

Business Mix – Deposits *at quarter-end*

(in millions)

DEPOSITS BY CATEGORY	2Q12	1Q12	4Q11	3Q11	2Q11	2Q12 vs. 2Q11
Demand & Now	$ 1,735	$ 1,722	$ 1,674	$ 1,686	$ 1,620	$ 115
MMDA & Savings	1,330	1,331	1,228	1,220	1,174	156
Core Transaction Deposits	**3,065**	**3,053**	**2,902**	**2,906**	**2,794**	**271**
Time < $100,000	1,159	1,201	1,326	1,387	1,503	(344)
Public Deposits	623	782	844	597	605	18
Total Core Deposits	4,847	5,036	5,072	4,890	4,902	(55)
Time > $100,000	728	759	807	867	936	(208)
Public Deposits	36	38	40	38	44	(8)
Total Customer Deposits	**5,611**	**5,833**	**5,919**	**5,795**	**5,882**	**(271)**
Brokered Deposits	211	168	179	210	301	(90)
Total Deposits	**$ 5,822**	**$ 6,001**	**$ 6,098**	**$ 6,005**	**$ 6,183**	**$ (361)**

Core Transaction Deposits

Geographic Diversity


2Q 11
2Q 12
$ in millions
Eastern Tennessee
$160
$172
Gainesville MSA
$181
$191
Coastal Georgia
$171
$197
North Carolina
$476
$532
North Georgia
$788
$826
Atlanta MSA
$1,018
$1,148
$0
$300
$600
$900
$1,200

Core Transactions / Total Deposits (%)

	2Q12	2Q11
Coastal GA	64.0 %	42.4 %
Gainesville MSA	59.4	53.1
North Carolina	57.9	50.3
Atlanta MSA	57.0	50.4
East TN	56.5	48.5
North Georgia	51.2	51.1
Total	**54.3 %**	**47.5 %**

Non GAAP Reconciliation Tables

(in thousands except EPS)

	Operating Earnings to GAAP Earnings Reconciliation		
	2Q12	1Q12	2Q11
Core net interest revenue reconciliation			
Core net interest revenue	$ 56,836	$ 58,864	$ 58,946
Taxable equivalent adjustment	(444)	(446)	(429)
Net interest revenue (GAAP)	$ 56,392	$ 58,418	$ 58,517
Core fee revenue reconciliation			
Core fee revenue	$ 12,764	$ 13,091	$ 11,096
Securities gains, net	6,490	557	783
Loss on prepayment of borrowings	(6,199)	(482)	(791)
Gains from sales of low income housing tax credits	-	728	-
Hedge ineffectiveness (losses) gains	(180)	115	2,810
Interest on Federal tax refund	-	1,100	-
Mark to market on deferred compensation plan assets	(8)	270	7
Fee revenue (GAAP)	$ 12,867	$ 15,379	$ 13,905
Core operating expense reconciliation			
Core operating expense	$ 41,312	$ 42,670	$ 45,680
Foreclosed property expense	1,851	3,825	1,891
Severance	1,155	190	1,150
Mark to market on deferred compensation plan liability	(8)	270	7
Operating expense (GAAP)	$ 44,310	$ 46,955	$ 48,728

Non GAAP Reconciliation Tables

	Operating Earnings to GAAP Earnings Reconciliation		
	2Q12	**1Q12**	**2Q11**
Net interest margin - pre credit reconciliation			
Net interest margin - pre credit	3.62 %	3.76 %	3.67 %
Effect of interest reversals, lost interest, and carry costs of NPAs	(.19)	(.23)	(.26)
Net interest margin	**3.43**	**3.53**	**3.41**
Tangible common equity and tangible equity to tangible assets reconciliation			
Tangible common equity to tangible assets	5.45 %	5.33 %	1.37 %
Effect of preferred equity	2.79	2.75	6.56
Tangible equity to tangible assets	**8.24**	**8.08**	**7.93**
Effect of goodwill and other intangibles	.09	.11	.13
Equity to assets (GAAP)	**8.33 %**	**8.19 %**	**8.06 %**
Tangible common equity to risk-weighted assets reconciliation			
Tangible common equity to risk-weighted assets	8.38 %	8.21 %	8.69 %
Effect of preferred equity	4.36	4.23	4.20
Tangible equity to risk weighted assets	**12.74**	**12.44**	**12.89**
Effect of other comprehensive income	.28	.10	(.42)
Effect of trust preferred	1.19	1.15	1.15
Tier I capital ratio (Regulatory)	**14.21 %**	**13.69 %**	**13.62 %**

Analyst Coverage

■ **FIG Partners**

   (Market Perform - May 8, 2012)

■ **Guggenheim Securities, LLC**

   (Neutral - Apr 30, 2012)

■ **Keefe, Bruyette & Woods**

   (Market Perform - Apr 26, 2012)

■ **Macquarie Capital (USA)**

   (Neutral - Jan 25, 2012)

■ **Raymond James & Assoc.**

   (Market Perform - Apr 27, 2012)

■ **Sandler O'Neill & Partners**

   (Hold, May 17, 2012)

■ **Stephens, Inc.**

   (Equal Weight - Apr 27, 2012)

■ **SunTrust Robinson Humphrey**

   (Neutral - Apr 26, 2012)

United Community Banks, Inc.

Investor Presentation

Second Quarter 2012